MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	January 31, 2014
SUBJECT:	Response to Comments regarding the initial registration statement on Form N-14 for JNL Series Trust (“Trust”) File No: 333-193060

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received by telephone on January 16, 2014 regarding the Trust’s initial registration statement on Form N-14 (“Registration Statement”).

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the Registration Statement for your information.

Proxy Statement

1.	Please confirm that all missing and bracketed information will be provided in the Trust’s 497c filing.

Response:                                The Registrant confirms that all missing and bracketed information will be provided in the Trust’s 497c filing.

2.
On page 10 of the proxy statement/prospectus, under the section entitled “Capitalization,” please show the adjustments to net assets and shares outstanding that were used to arrive at the pro forma combined amount in the table provided in this section.

Response:                                The Registrant has made the requested change.

3.
On page 10 of the proxy statement/prospectus, under the section entitled “Capitalization,” please explain supplementally whether there will be any portfolio repositioning that is expected to occur as a result of this proposed merger.  If there will be additional costs associated with this proposed merger, such as brokerage or transaction costs, please provide an estimate of these costs and include the costs as an adjustment to the estimate in the capitalization table provided in this section.  Additionally, please show in the table how the costs would reduce the net assets of the combined fund.

Response:                                The Registrant confirms that any brokerage or transaction costs/expenses, if applicable, have been reflected in the “Capitalization” table.

4.	Please describe how the costs of the reorganization to be paid by the acquiring fund will be allocated to the share classes.

Response:                                The Registrant has made the requested change.

5.	Please clarify in the proxy statement what options the fund has if the proposed merger is not approved by the shareholders.

Response:                                The Registrant has made the requested change.

6.
In Appendix C, under the section entitled “Pro Forma Financial Information,” please explain any portfolio repositioning that is expected to occur as a result of this proposed merger.  If there will be additional costs associated with this proposed merger, such as brokerage or transaction costs, please provide an estimate of these costs.  Additionally, please describe how the costs would reduce the net assets of the combined fund.

Response:                                The Registrant has made the requested change.

7.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:                                The Registrant has included the Tandy Representation Letter as a part of this response.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If there are further questions or comments, please contact Susan Rhee at 517-367-4336.

cc:           File

1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com

SEC Comments 2 and 3

Capitalization

The following table shows the capitalization of each Fund as of June 30, 2013 and of the Oppenheimer Fund on a pro forma combined basis as of June 30, 2013 after giving effect to the proposed Reorganization on that date.     The actual net assets of the M&G Fund and the Oppenheimer Fund on the Closing Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares.  No assurance can be given as to how many shares of the Oppenheimer Fund will be received by shareholders of M&G Fund on the Closing Date, and the following table should not be relied upon to reflect the number of shares of Oppenheimer Fund that will actually be received.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
M&G Fund – Class A	$211,770,040	$13.33	15,892,561
Oppenheimer Fund – Class A	774,702,730	12.28	63,099,738
Adjustments (a)	(29,790)		1,353,723
Pro forma Oppenheimer Fund – Class A (assuming the Reorganization is approved)	986, 442 , 800	12.28	80, 346 , 022
M&G Fund – Class B	51,033	13.40	3,809
Oppenheimer Fund – Class B	902,771	12.44	72,566
Adjustments	(30) (a)		291 (b)
Pro forma Oppenheimer Fund – Class B (assuming the Reorganization is approved)	953, 774	12.44	76, 666
(a)
The costs and expenses associated with the Reorganization relating to soliciting proxies and obtaining a consent of independent registered public accounting firm will be borne by JNAM, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, which are estimated to be $30,000, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of the taxability of this transaction and the preparation of the tax opinion will be borne by the Oppenheimer Fund and allocated to its share classes on a pro-rata basis based on average daily net assets as of the Closing Date .   Brokerage and other transaction expenses incurred in connection with the Reorganization will be borne by the Funds on a pro-rata basis based on average daily net assets as of the Closing Date.  However, it is not anticipated that portfolio securities will be sold in material amounts in connection with the Reorganization, and as a result it is estimated that there will be no brokerage or other transaction expenses incurred by the Funds.  This estimate may differ from the actual costs incurred due to fluctuations in net assets and potential changes to the composition of the M&G Fund before the Closing Date.   Please see “Additional Information about the Reorganizations” below for more information.

(b)	The adjustment to the pro forma shares outstanding number represents a decrease in shares outstanding of the M&G Fund to reflect the exchange of shares of the Oppenheimer Fund.

The Reorganization provides for the acquisition of all the assets and all the liabilities of the M&G Fund by the shareholders of the Oppenheimer Fund.  If the Reorganization had taken place on June 30, 2013, the shareholders of the M&G Fund would have received 17,246,284 and 4,100 Class A and Class B shares, respectively, of the Oppenheimer Fund.

After careful consideration, the Trust’s Board of Trustees unanimously approved the Plan of Reorganization with respect to the M&G Fund.  Accordingly, the Board has submitted the Plan of Reorganization for approval by the M&G Fund’s shareholders.  The Board recommends that you vote “FOR” Proposal 1.

SEC Comment 4

*   *   *   *   *

•	Reorganization. The Reorganization will have no tax effect on Contract owners or others with beneficial interests in the Acquired Fund.

•
Costs of Reorganization.  The costs and expenses associated with the Reorganization relating to soliciting proxies and obtaining a consent of independent registered public accounting firm   will be borne by JNAM, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal expenses associated with the Reorganization, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of the taxability of this transaction and the preparation of the tax opinion will be borne by the Oppenheimer Fund and allocated to its share classes on a pro-rata basis based on average daily net assets as of the Closing Date .

In summary, in determining whether to recommend approval of the Reorganization, the Board considered factors including (1) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholders, Contract owners' and plan participants' interests; (2) the compatibility of the Funds' investment objectives, investment strategies and investment restrictions, as well as shareholder services offered by the Funds; (3) the expense ratios and information regarding the fees and expenses of the Funds; (4) the advantages and disadvantages to shareholders, Contract owners and plan participants of having a larger asset base in the combined Fund; (5) the relative historical performance of the Funds; (6) the management of the Funds; (7) the federal tax consequences of the Reorganization; and (8) the costs of the Reorganization. The Board also considered that the Acquired Fund was likely to remain relatively small and encounter continuing difficulties in attracting assets as well as possible alternatives to the Reorganization.

For the reasons described above, the Trust’s Board of Trustees, including all of its Disinterested Trustees, determined that the Reorganization would be in the best interests of the Acquired Fund, and that the interests of the Acquired Fund’s Contract owners and other investors would not be diluted as a result of effecting the Reorganization. At the Board meeting held on December 16-17, 2013, the Board voted unanimously to approve the proposed Reorganization and recommended its approval by Contract owners and others with beneficial interests in the Acquired Fund.

Description of Risk Factors

A Fund’s performance may be affected by one or more risk factors. For a detailed description of a Fund’s risk factors, please see Appendix B “More Information on Strategies and Risk Factors.”

Federal Income Tax Consequences of the Reorganization

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As a condition to consummation of the Reorganization, the Trust will receive an opinion from K&L Gates LLP (“Counsel”), with respect to the Reorganization and the Funds participating therein and their shareholders, substantially to the effect that, based on the facts and assumptions stated therein as well as certain representations of the Trust and conditioned on the Reorganization’s being completed in accordance with the Plan of Reorganization, for federal income tax purposes: (1) the Reorganization will qualify as a “reorganization” (as defined in Section 368(a)(1) of the Code), and each Fund will be a “party to a reorganization” (within the meaning of Section 368(b) of the Code); (2) neither Fund will recognize any gain or loss on the Reorganization; (3) the Acquired Fund shareholders will not recognize any gain or loss on the exchange of their Acquired Fund Shares for Acquiring Fund Shares; (4) the holding period for and tax basis in the Acquiring Fund Shares that an Acquired Fund shareholder receives pursuant to the Reorganization will include the holding period for, and will be the same as the aggregate tax basis in, the Acquired Fund Shares that the shareholder holds immediately before the Reorganization (provided, with respect to inclusion of the holding period, the shareholder holds the shares as capital assets on the applicable Closing Date); and (5) the Acquiring Fund’s tax basis in each asset the Acquired Fund transfers to it will be the same as the Acquired Fund’s tax basis therein immediately before the Reorganization, and the Acquiring Fund’s holding period for each such asset will include the Acquired Fund’s holding period therefore (except where the Acquiring Fund’s investment

SEC Comment 5

activities have the effect of reducing or eliminating an asset’s holding period).  Notwithstanding clauses (2) and (5), such opinion may state that no opinion is expressed as to the effect of a Reorganization on the Funds or the Acquired Fund shareholders with respect to any transferred asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Contract owners who had premiums or contributions allocated to the investment divisions of the Separate Accounts as well as others that are invested in Acquired Fund Shares generally will not recognize any gain or loss as a result of the Reorganization.  If the Acquired Fund sells securities before its Reorganization, it may recognize net gains or losses.  Any net gains recognized on those sales would increase the amount of any distribution that such an Acquired Fund must make to its shareholders before consummating its Reorganization.

As a result of the Reorganization, the Acquiring Fund will succeed to certain tax attributes of the Acquired Fund, except that the amount of an Acquired Fund’s accumulated capital loss carryforwards (plus any net capital loss that Acquired Fund sustains during its taxable year ending on the applicable Closing Date and any net unrealized built-in loss it has on that date) that the Acquiring Fund may use to offset capital gains it recognizes after its Reorganization may be subject to an annual limitation under Sections 382 and 383 of the Code.

If a Reorganization fails to meet the requirements of Code Section 368(a)(1), a Separate Account that is invested in shares of the Acquired Fund involved therein could realize a gain or loss on the transaction equal to the difference between its tax basis in those shares and the fair market value of the Acquiring Fund Shares it receives.

The Trust has not sought a tax ruling from the Service but instead is acting in reliance on the opinion of Counsel discussed above.  That opinion is not binding on the Service or the courts and does not preclude the Service from adopting a contrary position.  Contract owners and other investors are urged to consult their tax advisers as to the specific consequences to them of the Reorganizations, including the applicability and effect of state, local, foreign and other taxes.

Contingency Plan

If the Reorganization is not approved by shareholders, the Board will consider what actions are appropriate, including the possible extension of M&G Investment Management Limited as sub-adviser for an interim period in accordance with policies the Board determines appropriate, until there is adequate time to take further action.

SEC Comment 6

APPENDIX C

PRO FORMA FINANCIAL INFORMATION

JNL/M&G Global Basics Fund merging into JNL/Oppenheimer Global Growth Fund

The unaudited pro forma information provided herein should be read in conjunction with the annual and semi-annual reports of JNL/M&G Global Basics Fund and JNL/Oppenheimer Global Growth Fund dated December 31, 2012 and June 30, 2013, respectively. All of the shareholder reports are on file with the SEC and are available at no charge.

The unaudited pro forma information set forth below for the twelve months ended June 30, 2013 is intended to present supplemental data as if the proposed Reorganization of JNL/M&G Global Basics Fund (the “Acquired Fund”) into JNL/Oppenheimer Global Growth Fund (the “Acquiring Fund”) (collectively, the “Funds”) had occurred as of July 1, 2012. The Reorganization is intended to consolidate the Acquired Fund with a similar fund advised by Jackson National Asset Management LLC (“JNAM” or “Funds Management”). The Acquiring Fund is advised by JNAM and sub-advised by OppenheimerFunds, Inc. Subject to shareholder approval, the Reorganization is expected to be effective as of the close of business on April 25, 2014, or on a later date the Trust decides upon (“Closing Date”).

The Reorganization provides for the acquisition of all the assets and all the liabilities of the Acquired Fund by the Acquiring Fund, in a tax-free exchange for shares of the Acquiring Fund at net asset value. Following the Reorganization, the Acquiring Fund will be the accounting and performance survivor. As a result of the Reorganization, Class A and Class B shareholders of the Acquired Fund would become shareholders of Class A and Class B, respectively, of the Acquiring Fund.

The costs of the Reorganization will be borne by JNAM, the Acquired Fund and the Acquiring Fund.   The costs and expenses associated with the Reorganization relating to soliciting proxies and obtaining a consent of independent registered public accounting firm will be borne by JNAM, and no sales or other charges will be imposed on Contract owners in connection with the Reorganization.  The legal and tax expenses associated with the Reorganization will be borne by the Acquiring Fund. The estimated legal and tax expenses for the Reorganization are $30,000. The expenses to be borne by Funds Management do not include any brokerage or other transaction expenses incurred by the Funds in connection with the Reorganization, which will remain the responsibility of the Funds and will be borne by the Funds on a pro-rata basis based on average daily net assets as of the Closing Date . It is not anticipated that the securities of the combined portfolio will be sold in material amounts following the consummation of the Merger in order to comply with the policies and investment practices of Acquiring Fund, and as a result it is estimated that there will be no brokerage or other transaction expenses incurred by the Funds.   Please see “Additional Information about the Reorganization” for more information.

The Funds have the same adviser, administrator, distributor, fund accounting agent and custodian. Each service provider has entered into an agreement with JNAM which governs the provision of services to the Funds. Such agreements contain the same terms with respect to each Fund.

As of June 30, 2013, the net assets of the Acquired Fund and the Acquiring Fund were $211,821,073 and $775,605,501, respectively. The net assets of the pro forma combined fund as of June 30, 2013 would have been $ 987,396,574 had the Reorganization occurred on that date.   The actual net assets of the M&G Fund and the Oppenheimer Fund on the Closing Date will differ due to fluctuations in net asset values, subsequent purchases, and redemptions of shares.  No assurance can be given as to how many shares of the Oppenheimer Fund will be received by shareholders of the M&G Fund on the Closing Date.

On a pro forma basis for the twelve months ended June 30, 2013, the proposed Reorganization would result in a decrease of $601,939 in advisory fees. There is no impact to administration fees and other operating expenses had the Reorganization occurred on July 1, 2012.

No significant accounting policies will change as a result of the proposed reorganization, specifically, policies regarding valuation and Subchapter M compliance.

The proposed Reorganization is expected to be tax-free for federal income tax purposes. This means that no gain or loss will be recognized by the Acquired Fund or its shareholders as a result of the Reorganization. The aggregate tax basis of the Acquiring Fund shares received by the shareholders of the Acquired Fund will be the same as the aggregate tax basis the shareholders of the Acquired Fund held in their shares of the Acquired Fund immediately before the merger.

If the Reorganization is consummated, the combined Acquiring Fund would seek to continue to qualify as a regulated investment company, if such qualification is in the best interests of shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Code, and make distributions of substantially all of its investment company taxable income and any net realized capital gains (after reduction for capital loss carryforwards) sufficient to relieve it from all, or substantially all, federal income taxes. In addition, the Acquired Fund and Acquiring Fund will make any required income or capital gain distributions prior to consummation of this Reorganization, in accordance with provisions of the Code relating to tax-free reorganizations of investment companies. Accordingly, no provision for federal income taxes is required.

As of June 30, 2013, the Acquired Fund and the Acquiring Fund had no net capital loss carryforwards.